Exhibit 99.1

58.com Reports Fourth Quarter And Fiscal Year 2014 Unaudited Financial Results

BEIJING, March 8, 2015 -- 58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online marketplace serving local merchants and consumers, today reported its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2014.

Fourth Quarter 2014 Financial Highlights

•	Total revenues were US$80.2 million, a 77.2% increase from the same period last year; exceeding guidance of US$74.5 to US$77.0 million.

•	Gross margin was 94.3%, compared with 95.4% during the same quarter of 2013.

•	Net income was US$3.2 million, a 70.2% decrease compared with US$10.8 million in the same period of last year.

•	Non-GAAP net income[1] was US$5.2 million, compared with non-GAAP net income of US$11.7 million in the same quarter of 2013.

•	Basic and diluted earnings per ADS[2] attributable to ordinary shareholders were US$0.04. One ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.06.

Fiscal Year 2014 Financial Highlights

•	Total revenues were US$265.0 million in fiscal year 2014, an 81.8% increase from fiscal year 2013.

•	Gross margin was 94.8% compared with 94.2% in fiscal year 2013.

•	Net income was US$22.6 million, a 15.8% increase compared with a net income of US$19.6 million in fiscal year 2013.

•	Non-GAAP net income was US$28.8 million, a 28.5% increase compared with non-GAAP net income of US$22.4 million in fiscal year 2013.

•	Basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.27 and US$0.26, respectively.

•	Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders were US$0.34 and US$0.33, respectively.

________________________

1 Non-GAAP net income is defined as net income excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

2 Non-GAAP basic and diluted earnings per ADS is defined as non-GAAP net income divided by weighted average number of basic and diluted ADS.

Shares Outstanding

As of December 31, 2014, the Company had a total of 176,375,211 ordinary shares (including 101,574,732 Class A and 74,800,479 Class B ordinary shares) issued and outstanding. One ADS represents two Class A ordinary shares. The Company used weighted average ADSs and ordinary shares to calculate earnings per ADS and earnings per share.

Management Comments

“I am pleased to report another strong quarter as we successfully closed out our first full year as a public company,” commented Mr. Michael Yao, Chairman and Chief Executive Officer of 58.com. “Mobile traffic continued to grow at a much faster pace than PC traffic, with 66% of our traffic coming from our mobile platforms. We continued to roll out 58 Home, our innovative mobile-based, closed loop services app, into more cities and categories. We also extended the reach of our content and services through our partner’s platforms including Tencent’s Mobile QQ. The acquisition of Anjuke provides further support to our housing category which will allow us to generate new growth drivers by expanding into primary real estate services. Looking forward, we will continue to invest aggressively in R&D and marketing to extend our lead in China’s local services market.”

Mr. Hao Zhou, Chief Financial Officer of 58.com added, “Revenues exceeded the high end of our guidance during each quarter in the year 2014. The number of subscription-based paying merchant members during the fourth quarter of 2014 exceeded the 600,000 milestone. Our online marketing services revenues also surpassed membership revenues for the first time, demonstrating the willingness of our large SME customer base to pay for increased traffic to our platform.”

Fourth Quarter 2014 Financial Results

Revenues

Total revenues were US$80.2 million, representing an increase of 77.2% from US$45.3 million in the same quarter of 2013.

Membership revenues were US$39.8 million, an increase of 53.0% from US$26.0 million in the same quarter of 2013. The increase was primarily driven by the increase in the number of paying merchant members. The number of paying merchant members during the fourth quarter of 2014 was approximately 605,000, an increase of 53.9% from 393,000 in the same quarter of 2013. Paying merchant members refer to the merchants who have purchased the Company’s subscription based membership services and whose membership subscriptions are active at any point during a given period.

Online marketing services revenues were US$40.3 million, an increase of 113.2% from US$18.9 million in the same quarter of 2013. The increase in online marketing services revenues was primarily attributable to an increase in user traffic and effectiveness of the Company’s online marketing services, particularly growth in the Company’s bidding services.

Cost of Revenues

Cost of revenues was US$4.6 million, an increase of 122.0% from US$2.1 million during the same quarter of 2013. The year-over-year increase in cost of revenues was primarily driven by the increase in bandwidth fees, SMS costs and depreciation expenses.

Gross Profit and Gross Margin

Gross profit was US$75.6 million, an increase of 75.0% from US$43.2 million during the same quarter of 2013.

Gross margin was 94.3%, compared with 95.4% during the same quarter of 2013.

Operating Expenses

Operating expenses were US$81.0 million, representing an increase of 129.9% from US$35.2 million in the same quarter of 2013.

Sales and marketing expenses in the fourth quarter of 2014 were US$60.4 million, an increase of 149.3% from US$24.2 million during the same quarter in 2013. Within sales and marketing expenses, advertising expenses accounted for US$24.8 million and US$6.6 million during the fourth quarter of 2014 and 2013, respectively. The increase in advertising expenses was primarily due to expenses associated with the marketing of the Company’s mobile platforms and 58 Home services as well as the acquisition of PC traffic. Other sales and marketing expenses increased 101.6% from the same period last year to US$35.6 million. The increase in other sales and marketing expenses was primarily driven by increased salaries and commissions associated with the hiring of additional sales and customer service personnel.

Research and development expenses during the fourth quarter of 2014 were US$13.5 million, an increase of 96.5% year-over-year from US$6.9 million in the same quarter of 2013. The increase was primarily due to increased costs associated with the hiring of additional research and development personnel for the development of new features and services and increased rental expenses.

General and administrative expenses in the fourth quarter of 2014 were US$7.0 million, an increase of 71.0% from US$4.1 million in the same quarter of 2013. The increase was primarily driven by increased payroll expenses.

Income/(loss) from Operations

Loss from operations was US$5.3 million in the fourth quarter of 2014 compared with an income from operations of US$8.0 million in the same quarter of 2013. Operating margin was negative 6.6% in the fourth quarter of 2014, compared with positive 17.6% in the same quarter of 2013.

Non-GAAP loss from operations3 was US$3.3 million in the fourth quarter of 2014 compared with non-GAAP income from operations of US$8.9 million in the same quarter of 2013. Non-GAAP operating margin was negative 4.1% in the fourth quarter of 2014 compared with non-GAAP operating margin of 19.7% in the same quarter of 2013.

Other Income

Other income in the fourth quarter of 2014 was US$8.2 million, a significant increase from US$2.8 million in the same quarter of 2013. The increase was primarily due to US$4.9 million increase in interest income and investment income resulting from higher balance of term deposits and short-term investments, and US$0.8 million increase in government grants.

Net Income

Net income was US$3.2 million in the fourth quarter of 2014, compared with a net income of US$10.8 million in the same quarter of 2013. Net margin was 4.0% in the fourth quarter of 2014, compared with 23.8% in the same quarter of 2013.

Non-GAAP net income was US$5.2 million in the fourth quarter of 2014, compared with non-GAAP net income of US$11.7 million in the same quarter of 2013. Non-GAAP net margin was 6.5% in the fourth quarter of 2014, compared with non-GAAP net margin of 25.9% in the same quarter of 2013.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders in the fourth quarter of 2014 were US$0.04 compared with basic and diluted earnings per ADS attributable to ordinary shareholders of US$0.14 and US$0.13, respectively during the same quarter of 2013.

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders in the fourth quarter of 2014 were US$0.06, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of US$0.15 and US$0.14, respectively during the same quarter of 2013.

Cash, Cash Equivalents, Term Deposits and Short-term Investments

As of December 31, 2014, the Company had cash and cash equivalents, term deposits and short-term investments of US$609.0 million.

Cash Flow

Net cash provided by operating activities was US$27.5 million in the fourth quarter of 2014, compared with US$25.6 million in the same quarter of 2013.

_____________________

3 Non-GAAP income/(loss) from operations is defined as income/(loss) from operations excluding share-based compensation expenses.

Fiscal Year 2014 Financial Results

Revenues

Total revenues were US$265.0 million in fiscal year 2014, representing an increase of 81.8% from US$145.7 million in fiscal year 2013.

Membership revenues were US$139.5 million in fiscal year 2014, an increase of 62.7% from US$85.7 million in fiscal year 2013. The increase was primarily driven by the increase in the number of paying merchant members. The number of quarterly average paying merchant members during fiscal year 2014 was approximately 529,000, an increase of 63.8% from 323,000 in fiscal year 2013.

Online marketing services revenues were US$125.0 million in fiscal year 2014, an increase of 113.9% from US$58.5 million in fiscal year 2013. The increase in online marketing services revenues was primarily attributable to an increase in user traffic and the effectiveness of the Company’s online marketing services, particularly growth in the Company’s bidding services.

Cost of Revenues

Cost of revenues was US$13.8 million in fiscal year 2014, an increase of 63.4% from US$8.5 million during fiscal year 2013. The year-over-year increase in cost of revenues was primarily driven by the increase in bandwidth fees, SMS costs and depreciation expenses.

Gross Profit and Gross Margin

Gross profit was US$251.1 million in fiscal year 2014, an increase of 82.9% from US$137.3 million during fiscal year 2013.

Gross margin was 94.8% in fiscal year 2014, as compared to 94.2% during fiscal year 2013.

Operating Expenses

Operating expenses were US$244.5 million in fiscal year 2014, representing an increase of 99.3% from US$122.7 million in fiscal year 2013.

Sales and marketing expenses in fiscal year 2014 were US$180.1 million, an increase of 113.1% from US$84.5 million in fiscal year 2013. Advertising expenses were US$73.4 million and US$22.7 in fiscal year 2014 and 2013, respectively. The increase in advertising expenses was primarily due to expenses associated with the marketing of the Company’s mobile platforms and the acquisition of PC traffic. Other sales and marketing expenses increased 72.6% from the same period last year to US$106.7 million. The increase was largely due to an increase in salaries and commissions associated with the hiring of additional sales and customer service personnel.

Research and development expenses during fiscal year 2014 were US$43.7 million, an increase of 73.7% year-over-year from US$25.1 million in fiscal year 2013. The increase was primarily due to increased salaries and employee benefits associated with the hiring of additional research and development personnel for the development of new features and services and increased rental expenses.

General and administrative expenses in fiscal year 2014 were US$20.6 million, an increase of 58.9% compared with US$13.0 million in fiscal year 2013. The increase was primarily driven by increased payroll expenses and professional fees.

Income from Operations

Income from operations was US$6.7 million in fiscal year 2014 compared with an income from operations of US$14.6 million in fiscal year 2013. Operating margin was 2.5% in fiscal year 2014, compared with 10.0% in fiscal year 2013.

Non-GAAP income from operations was US$12.9 million in fiscal year 2014 compared with non-GAAP income from operations of US$17.5 million in fiscal year 2013. Non-GAAP operating margin was 4.8% in fiscal year 2014 compared with non-GAAP operating margin of 12.0% in fiscal year 2013.

Other Income

Other income in fiscal year 2014 was US$22.2 million, a significant increase from US$4.9 million in fiscal year 2013. The increase was primarily due to US$15.4 million increase in interest income and investment income due to higher balance of term deposits and short-term investments and US$4.7 million increase in government grants, which were partially offset by US$3.1 million increase in exchange loss.

Net Income

Net income was US$22.6 million in fiscal year 2014, compared with a net income of US$19.6 million in fiscal year 2013. Net margin was 8.5% in fiscal year 2014, compared with 13.4% in fiscal year 2013.

Non-GAAP net income was US$28.8 million in fiscal year 2014, compared with non-GAAP net income of US$22.4 million in fiscal year 2013. Non-GAAP net margin was 10.8% in fiscal year 2014, compared with non-GAAP net margin of 15.4% in fiscal year 2013.

Basic and Diluted Earnings per ADS

Basic and diluted earnings per ADS attributable to ordinary shareholders in fiscal year 2014 were US$0.27 and US$0.26, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of US$0.29 and US$0.27, respectively during fiscal year 2013.

Non-GAAP basic and diluted earnings per ADS attributable to ordinary shareholders in fiscal year 2014 were US$0.34 and US$0.33, compared with basic and diluted earnings per ADS attributable to ordinary shareholders of US$0.38 and US$0.35, respectively during fiscal year 2013.

Cash Flow

Net cash provided by operating activities was US$98.6 million in fiscal year 2014, compared with US$66.3 million during fiscal year 2013.

Acquisition of Anjuke

In March 2015, 58.com acquired Anjuke, a major online real estate listing platform in China. 58.com paid approximately US$267.0 million, including approximately 5,087,585 new ordinary shares of 58.com (one ADS represents two Class A ordinary shares) and approximately US$160.2 million in cash for 100% equity stake. Anjuke provides potential home buyers and renters an efficient and user-friendly experience to search for primary and secondary real estate. It also enables developers and real estate agents to effectively market their properties online. Following the acquisition, Anjuke will continue to operate its website and mobile app under the Anjuke brand.

Business Outlook

Based on the Company’s current operations, total revenues for the first quarter of 2015 are expected to be between US$82.0 million and US$84.0 million, representing a year-over-year increase of 70.0% to 74.1%. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income, non-GAAP net margin and non-GAAP basic and diluted earnings per share and per ADS by excluding share-based compensation expenses from income/(loss) from operations and net income attributable to the Company’s shareholders, respectively.  The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations.  Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results.  The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

58.com’s management will host an earnings conference call on Monday, March 9, 2015 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
U.S. Toll Free:	+1-888-346-8982
Hong Kong:	800-905945
China:	4001-201203
Passcode:	WUBA

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Daylight Time, March 16, 2015. The dial-in details for the replay are as follows:

International:	+1-412-317-0088
U.S. Toll Free:	+1-877-344-7529
Passcode:	10061641

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 58.com’s website at http://www.58.com.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, unless otherwise noted)

	As of
	December 31, 2013	December 31, 2014

ASSETS
Current assets:
Cash and cash equivalents	60,494	111,376
Restricted cash	—	1,314
Term deposits	152,190	281,513
Short-term investments	98,411	216,146
Accounts receivable, net	4,292	6,282
Amounts due from related parties	127	1
Prepayments and other current assets	8,983	24,130
Total current assets	324,497	640,762
Non-current assets:
Property and equipment, net	6,427	17,899
Intangible assets, net	65	460
Long-term investments	—	23,784
Long-term prepayments	2,352	21,027
Total non-current assets	8,844	63,170
Total assets	333,341	703,932
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	8,309	16,029
Deferred revenues	55,099	95,336
Customer advances and deposits	21,369	35,983
Taxes payable	2,264	7,392
Salary and welfare payable	17,962	28,804
Accrued expenses and other current liabilities	8,055	13,071
Total current liabilities	113,058	196,615
Total liabilities	113,058	196,615
Commitments and contingencies
Shareholders’ equity:
Ordinary shares (US$0.00001 par value, 4,800,000,000 Class A and 200,000,000 Class B shares authorized, 27,064,706 Class A and 131,811,987 Class B shares issued and outstanding as of December 31, 2013 and 101,574,732 Class A and 74,800,479 Class B shares issued and outstanding as of December 31, 2014, respectively)	2	2
Additional paid-in capital	359,276	624,381
Accumulated deficit	(138,419)	(115,775)
Accumulated other comprehensive loss	(576)	(1,291)
Total shareholders’ equity	220,283	507,317
Total liabilities and shareholders’ equity	333,341	703,932

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2013	December 31, 2014

Revenues:
Membership	26,033	37,011	39,839	85,725	139,490
Online marketing services	18,913	34,868	40,324	58,457	125,033
Other services	334	80	57	1,565	455
Total revenues	45,280	71,959	80,220	145,747	264,978
Cost of revenues(1)	2,074	3,408	4,604	8,471	13,844
Gross profit	43,206	68,551	75,616	137,276	251,134
Operating expenses(1):
Sales and marketing expenses	24,248	47,302	60,446	84,534	180,148
Research and development expenses	6,859	12,943	13,477	25,138	43,676
General and administrative expenses	4,110	5,262	7,027	12,983	20,633
Total operating expenses	35,217	65,507	80,950	122,655	244,457
Income/(loss) from operations	7,989	3,044	(5,334)	14,621	6,677
Other income/(expenses):
Interest income	552	2,671	2,528	603	8,527
Investment income, net	1,462	3,111	4,342	2,728	10,245
Foreign currency exchange income/(loss), net	327	680	(49)	548	(2,510)
Others, net	452	930	1,396	1,057	5,891
Income before tax	10,782	10,436	2,883	19,557	28,830
Income tax benefits/(expenses)	—	(4,495)	325	—	(6,186)
Net income	10,782	5,941	3,208	19,557	22,644
Accretions to preference shares redemption values	(933)	—	—	(9,134)	—
Income attributable to preference shareholders	(1,469)	—	—	(1,230)	—
Net income attributable to ordinary shareholders	8,380	5,941	3,208	9,193	22,644
Net income	10,782	5,941	3,208	19,557	22,644
Foreign currency translation adjustment, net of nil tax	(132)	35	486	(570)	396
Unrealized loss on available-for-sale securities	—	—	(1,111)	—	(1,111)
Comprehensive income	10,650	5,976	2,583	18,987	21,929
Net income per ordinary share attributable to ordinary shareholders - basic	0.07	0.03	0.02	0.14	0.13
Net income per ordinary share attributable to ordinary shareholders - diluted	0.06	0.03	0.02	0.13	0.13
Net income per ADS – basic (1 ADS represents 2 Class A ordinary shares)	0.14	0.07	0.04	0.29	0.27
Net income per ADS – diluted (1 ADS represents 2 Class A ordinary shares)	0.13	0.07	0.04	0.27	0.26
Weighted average number of ordinary shares used in computing basic earnings per share	121,496,920	175,436,892	175,935,570	63,717,007	168,589,273
Weighted average number of ordinary shares used in computing diluted earnings per share	129,709,221	181,329,119	181,122,008	69,159,524	174,024,997

_____________________________________

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	2	(1)	8	36	18
Sales and marketing expenses	75	481	581	445	1,395
Research and development expenses	252	828	708	996	2,403
General and administrative expenses	601	569	710	1,388	2,357

58.com Inc.

Reconciliation of GAAP and Non-GAAP Results

(U.S. dollars in thousands, except share, ADS, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended			For the Fiscal Year Ended
	December 31, 2013	September 30, 2014	December 31, 2014	December 31, 2013	December 31, 2014

GAAP income/(loss) from operations	7,989	3,044	(5,334)	14,621	6,677
Share-based compensation expenses	930	1,877	2,007	2,865	6,173
Non-GAAP income/(loss) from operations	8,919	4,921	(3,327)	17,486	12,850

GAAP net income	10,782	5,941	3,208	19,557	22,644
Share-based compensation expenses	930	1,877	2,007	2,865	6,173
Non-GAAP net income	11,712	7,818	5,215	22,422	28,817

GAAP operating margin	17.6%	4.2%	(6.6)%	10.0%	2.5%
Share-based compensation expenses	2.1%	2.6%	2.5%	2.0%	2.3%
Non-GAAP operating margin	19.7%	6.8%	(4.1)%	12.0%	4.8%

GAAP net margin	23.8%	8.3%	4.0%	13.4%	8.5%
Share-based compensation expenses	2.1%	2.6%	2.5%	2.0%	2.3%
Non-GAAP net margin	25.9%	10.9%	6.5%	15.4%	10.8%

Weighted average number of ordinary shares used in computing non-GAAP basic earnings per share	121,496,920	175,436,892	175,935,570	63,717,007	168,589,273
Weighted average number of ordinary shares used in computing non-GAAP diluted earnings per share	129,709,221	181,329,119	181,122,008	69,159,524	174,024,997

Weighted average number of ADS used in computing non-GAAP basic earnings per ADS	60,748,460	87,718,446	87,967,785	31,858,504	84,294,637
Weighted average number of ADS used in computing non-GAAP diluted earnings per ADS	64,854,611	90,664,560	90,561,004	34,579,762	87,012,499

Non-GAAP net income per ordinary share - basic	0.08	0.04	0.03	0.19	0.17
Non-GAAP net income per ordinary share - diluted	0.07	0.04	0.03	0.17	0.17

Non-GAAP net income per ADS - basic	0.15	0.09	0.06	0.38	0.34
Non-GAAP net income per ADS - diluted	0.14	0.09	0.06	0.35	0.33

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